EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

•Registration Statement (Form S-8 No. 333-218908) pertaining to the 2017 Equity Incentive Plan of Granite Point Mortgage Trust Inc., and
•Registration Statement (Form S-3 No. 333-226128, as amended) pertaining to the registration of common stock, preferred stock, debt securities, and depository shares of Granite Point Mortgage Trust Inc.;

of our reports dated February 25, 2022, with respect to the consolidated financial statements and schedule of Granite Point Mortgage Trust Inc. and the effectiveness of internal control over financial reporting of Granite Point Mortgage Trust Inc. included in this Annual Report (Form 10-K) of Granite Point Mortgage Trust Inc. for the year ended December 31, 2021.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
February 25, 2022